EXHIBIT 12

Marsh & McLennan Companies, Inc. and Subsidiaries

Amended Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings
Income before income taxes and minority interest	$847	$912	$302	$283	$1,771
Interest expense	267	303	332	219	185
Portion of rents representative of the interest factor	170	170	149	153	141

	$1,284	$1,385	$783	$655	$2,097

Fixed Charges
Interest expense	267	$303	$332	$219	$185
Portion of rents representative of the interest factor	170	170	149	153	141

	$437	$473	$481	$372	$326

Ratio of Earnings to Fixed Charges	2.9	2.9	1.6	1.8	6.4